SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Unaudited Condensed Consolidated
Interim Financial Statements

Net Serviços de Comunicação S.A.

March 31, 2007
With Report of Independent Registered Public
Accounting Firm

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

Contents

Page

Report of Independent Registered Public Accounting Firm	1

Condensed Consolidated Balance Sheets – March 31, 2007 (Unaudited) and December 31, 2006	2

Condensed Consolidated Statements of Income for the three-month periods ended March 31, 2007 and 2006 (Unaudited)	4

Condensed Consolidated Statements of Changes in Stockholders’ Equity for the three month period ended March 31, 2007 and Comprehensive Income for the three-month periods ended March 31, 2007 and 2006 (Unaudited)	5

Condensed Consolidated Statements of Cash Flows for the three-month periods ended March 31, 2007 and 2006 (Unaudited)	6

Notes to Condensed Consolidated Interim Financial Statements (Unaudited) – March 31, 2007	7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Net Serviços de Comunicação S.A.

We have reviewed the condensed consolidated balance sheet of Net Serviços de Comunicação S.A. and subsidiaries as of March 31, 2007, the related condensed consolidated statements of income, cash flows and comprehensive income for the three-month periods ended March 31, 2007 and 2006, and the condensed consolidated statements of changes in stockholders’ equity for the three-month period ended March 31, 2007. These financial statements are the responsibility of the Company’s management. We did not review the financial statements of VIVAX S.A., an investee company accounted for using the equity method. The investment in VIVAX S.A. amounted to US$57,220 thousands at March 31, 2007. Those statements were reviewed by other auditors whose report has been furnished to us and our conclusion, insofar as it relates to the amounts included for VIVAX S.A. is based solely on the report of the other auditors.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical review procedures, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Net Serviços de Comunicação S.A. and subsidiaries as of December 31, 2006, and the related consolidated statements of operations, cash flows and changes in stockholders’ equity for the year then ended (not presented herein) and in our report February 1, 2007, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2006, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

ERNST & YOUNG
Auditores Independentes S.S.

Maria Helena Pettersson
Partner

São Paulo, Brazil
April 18, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS
(Thousands of United States dollars, except share amounts)

	March 31,	December 31,
	2007	2006

	(Unaudited)
Assets
Current assets
Cash and cash equivalents	US$ 215,834	US$ 11,826
Short-term investments	2,592	222,209
Trade accounts receivable, net of allowance for
doubtful accounts of US$ 14,407 at March 31, 2007 and
US$ 11,618 at December 31, 2006	106,060	95,625
Deferred income taxes	35,012	39,271
Recoverable income taxes	8,121	14,110
Prepaid expenses	12,003	8,310
Other current assets
(inclusive of US$ 6,995 and US$ 5,184 due from related
party at March 31, 2007 and December 31, 2006 )	12,207	10,134

Total current assets	391,829	401,485

Non-current assets
Property and equipment, net	674,086	610,552
Investments in affiliated companies	61,066	54,786
Goodwill	494,001	473,769
Deferred income taxes	183,088	175,586
Judicial deposits	71,643	64,307
Recoverable income taxes	16,339	14,921
Other non-current assets	16,046	15,619

Total non-current assets	1,516,269	1,409,540

Total assets	US$ 1,908,098	US$ 1,811,025

	March 31,	December 31,
	2007	2006

	(Unaudited)
Liabilities and stockholders’ equity
Current liabilities
Trade accounts payable	US$ 73,655	US$ 64,281
Accounts payable to programmers,
(inclusive of US$ 35,197 and US$ 33,786 due to related
parties as of March 31, 2007 and December 31, 2006)	45,622	41,931
Income taxes payable	2,061	10,878
Sales taxes payable	26,177	21,947
Payroll and related charges	19,760	30,578
Interest payable	13,293	4,045
Deferred revenue	56,277	52,043
Accrued expenses and other liabilities	38,195	31,394

Total current liabilities	275,040	257,097

Non-current liabilities
Long-term debt, less current portion	432,864	421,283
Deferred sign-on,hook-up fee and programming benefits	24,338	22,987
Estimated liability for tax, labor and civil claims and
assessments	280,710	269,616
Accrued expenses and other liabilities	985	985

Total non-current liabilities	738,897	714,871

Total liabilities	1,013,937	971,968

Commitments and contingencies

Stockholders’ equity
Preferred stock, no par value, shares authorized,
Issued and outstanding (March 31, 2007 – 183,445,979
and December 31, 2006 – 181,564,205)	1,925,340	1,904,876
Common stock, no par value, shares issued and
Outstanding (March 31, 2007 – 111,822,137 and
December 31, 2006 – 110,675,783)	959,641	947,175
Additional paid-in capital	73,539	106,469
Accumulated deficit	(1,908,204)	(1,926,755)
Accumulated other comprehensive loss, net	(156,155)	(192,708)

Total stockholders’ equity	894,161	839,057

Total liabilities and stockholders’ equity	US$ 1,908,098	US$ 1,811,025

See accompanying notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(Thousands of United States dollars, except per share and share amounts)

	March 31,	March 31,
	2007	2006

Total revenue	US$ 341,670	US$ 253,518
Taxes and other deductions from revenues	(75,806)	(50,394)

Net operating revenue	265,864	203,124

Programming and other operating costs (exclusive of depreciation and amortization shown below) including programming costs of
US$72,110 as of March 31, 2007 (US$ 58,455 as of March 31,
2006); and US$ 52,322 and US$ 53,933 of programming
expense with related parties as of March 31, 2007 and 2006,
respectively	(126,234)	(102,401)
Selling, general and administrative expenses	(68,370)	(49,232)
Depreciation and amortization	(39,354)	(19,807)
Other	(13)	(118)

Total operating costs and expenses	(233,971)	(171,558)

Operating income	31,893	31,566

Other income (expenses):
Monetary indexation, net	(49)	55
Income on exchange rate, net	6,693	2,167
Interest expense	(13,304)	(11,726)
Interest income	8,317	5,202
Financial expense, net	(10,365)	(14,094)
Other income	3,565	541

Total other income (expenses), net	(5,143)	(17,855)

Income before income taxes	26,750	13,711

Income tax expense	(8,199)	(3,850)

Net income	US$ 18,551	US$ 9,861

Net earnings per common share basic and diluted	US$ 0.06	US$ 0.04

Net earnings per preferred share, basic and diluted	US$ 0.07	US$ 0.04

Weighted average number of preferred shares outstanding, basic and
diluted	182,776,904	155,982,571

Weighted average number of common shares outstanding, basic and
Diluted	111,414,544	107,548,340

See accompanying notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (UNAUDITED)
(Thousands of United States dollars, except share amounts)

						Additional paid-in capital		Accumulated other comprehensive loss

	Number of shares issued			Capital stock			Accumulated

	Preferred	Common	Preferred	Common	Total		Deficit		Total

Changes in stockholders equity for the three month period ended March 31, 2007

At January 1, 2007	181,564,205	110,675,783	US$ 1,904,876	US$ 947,175	US$ 2,852,051	US$ 106,469	US$ (1,926,755)	US$ (192,708)	US$ 839,057

Exchange of tax benefit contributed by
stockholders for shares Feb 1, 2007	1,881,774	1,146,354	20,464	12,466	32,930	(32,930)	-	-	-

Change in cumulative translation
adjustment for the period	-	-	-	-	-	-	-	36,553	36,553

Net income for the period	-	-	-	-	-	-	18,551	-	18,551

At March 31, 2007	183,445,979	111,822,137	US$ 1,925,340	US$ 959,641	US$ 2,884,981	US$ 73,539	US$ (1,908,204)	US$ (156,155)	US$ 894,161

	Three-month periods ended March, 31
	2007	2006

Net income for the period	US$ 18,551	US$ 9,861
Cumulative translation adjustments	36,553	25,265

Total comprehensive income	US$ 55,104	US$ 35,126

See accompanying notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(Thousands of United States dollars)

	Three-months period ended March 31,

	2007	2006

Operating activities
Net income for the period	US$ 18,551	US$ 9,861
Adjustments to reconcile net income to net cash provided by
Operating activities:
Deferred sign-on and hook-up fee revenues	-	1
Amortization of deferred sign-on and hook-up fee revenues	(892)	(4,646)
Equity in results of investees	(3,727)	(133)
Exchange losses, monetary indexation and interest expense, net	13,241	23,421
Depreciation and amortization	39,354	19,807
Deferred income taxes	5,826	690
Write off and disposal of assets, net	500	(114)
Estimated liability for tax, labor and civil claims and assessments	(4,196)	(4,661)
Increase/decrease in operating assets and liabilities
Trade accounts receivable	(6,206)	(3,017)
Recoverable income taxes	5,657	11,844
Restricted cash	-	(121)
Short-term investments	223,935	27,151
Prepaid expenses and other assets	(3,075)	(11,309)
Accounts payable to suppliers and programmers	8,117	13,127
Income taxes payable	(9,134)	(11,908)
Payroll and related charges	(11,851)	(1,803)
Sales taxes, accrued expenses and other liabilities	3,151	9,687

Net cash provided by operating activities	279,251	77,877

Investing activities
Acquisition of property and equipment	(76,968)	(37,209)
Proceeds from sale of equipment	599	7,509

Net cash used in investing activities	(76,369)	(29,700)

Financing activities
Repayments of short-term debt	(4,184)	-
Repayments of long-term debt	-	(31,286)
Net cash provided by (used in) financing activities	(4,184)	(31,286)

Effect of exchange rate changes on cash and cash equivalents	5,310	2,255

Net increase in cash and cash equivalents	204,008	19,146
Cash and cash equivalents at beginning of the period	11,826	23,865

Cash and cash equivalents at end of the period	US$ 215,834	US$ 43,011

Supplemental disclosure of cash flow information
Cash paid for income taxes	US$ 5,814	US$ 6,277
Cash paid for interest	US$ 3,924	US$ 30,468

See accompanying notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Thousands of United States dollars)

1. The Company and its Principal Operations

Net Serviços de Comunicação S.A. and its subsidiaries referred to as “Net Serviços” or “the Company” is a publicly held corporation organized under the laws of Brazil. The Company controls a group of cable subscription television companies and is the leading cable television Multiple System Operator (MSO) in Brazil. Net Serviços’ shares are traded on the São Paulo and Madrid Stock Exchanges, and Net Serviços’ American Depositary Share receipts or ADS are traded on the NASDAQ National Market.

The Company provides cable television services under the “NET” brand name and high-speed Internet access under the “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (Embratel), a subsidiary of Teléfonos del México S.A. de C.V. (Telmex), jointly provides voice service under the “NET FONE” brand name.

The Company is controlled by Globo Comunicação e Participações S.A. “Globo”, formerly referred to as “Globopar”, through GB Empreendimentos e Participações S.A. “GB”, which holds a corporate stake corresponding to 51% of the common shares of the Company.

The following table sets forth the ownership and the percentages of the Company’s voting (common) and non-voting (preferred) shares at March 31, 2007 and December 31, 2006:

	March 31, 2007			December 31, 2006

	Common	Preferred	Total	Common	Preferred	Total

Globo Group:
GB Empreendimentos e Participações
S.A.	26.0%	-	3.3%	26.0%	-	3.3%
Distel Holding S.A.	8.6%	-	3.3%	8.8%	-	3.3%
Roma Participações Ltda.	-	-	-	-	-	-
Globo Comunicação e Participações
S.A.	1.7%	-	0.6%	1.5%	-	0.6%
Telmex Group:
GB Empreendimentos e
Participações S.A.	25.0%	-	16.0%	25.0%	-	16.0%
Embratel Participações S.A.	36.2%	6.6%	17.8%	36,2%	6.6%	17,8%
Empresa Brasileira de
Telecomunicações S.A	1.9%	8.6%	6.1%	1,9%	8,6%	6,1%
Public Market	0.6%	84.8%	52.9%	0.6%	84.8%	52.9%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Number of shares	111,822,137	183,445,979	295,268,116	110,675,783	181,564,205	292,239,988

No significant changes have occurred in the Company’s direct and indirect ownership in subsidiaries since December 31, 2006.

2. Basis of Presentation

The accompanying condensed consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States (USGAAP), which differ in certain aspects from the accounting practices adopted in Brazil (BRGAAP) applied by the Company in the preparation of its statutory financial statements and for other legal and regulatory purposes. The consolidated financial statements for statutory purposes are prepared in Brazilian reais.

The condensed consolidated interim financial statements as of and for the three-month periods ended March 31, 2007 and 2006 are unaudited. However, in the opinion of management, this financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim period presented. The results for the three-month period ended March 31, 2007 are not necessarily indicative of the results to be expected for the entire year.

This unaudited condensed consolidated interim financial statements has been prepared on substantially the same basis as the consolidated financial statements as of and for the year ended December 31, 2006 and should be read in conjunction therewith.

The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

The exchange rate of the Brazilian Real (R$) to the US$ was R$2.0504:US$ 1.00 at March 31, 2007, R$2.1380:US$ 1.00 at December 31, 2006. At April 18, 2007 the exchange rate was R$2.0365:US$ 1.00.

3. Significant Accounting Policies

Changes in an estimate

In light of the recent upgrades made to the cable plant, the Company and its subsidiaries performed a study of the estimated useful lives of specified items of its cable transmission network.

3. Significant Accounting Policies

Changes in an estimate (Continued)

Company management, based on an external independent-study, decided to revise the estimated economic useful lives of specified assets categories, as from January 1, 2007. Accordingly the depreciation rate of the net book value of the following item have been revised:

		Revised 2007
Description	Prior to 2007	useful life

Head end	15	10
Head end – Data Center	15	5
Optic fiber	15	12
Cable network	15	12
Cable modem, Voip and Decoders	10	5
Data processing equipment	5	3
Software	5	3

During the first quarter 2007, this change resulted in an increase of US$ 14,570 in depreciation charges and a reduction of US$ 1,865 in income tax expense. The net result was US$ 12,705 (US$0.11 per common share basic and diluted and US$0.07 per preferred share, basic and diluted ).

Adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”

On January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (FIN 48). FIN 48 prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition issues.

As a result of the adoption of this interpretation, there has been no impact on the Company’s financials statements.

The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. The Company’s income tax returns, tax and accounting records are subject to review by tax authorities within variable prescribed periods ranging from five to six years.

4. Cash and Cash Equivalents and Short-Term Investments

	March 31, 2007	December 31, 2006

Cash and cash equivalents
Cash	US$ 19,885	US$ 11,826
Financial Investments Funds	195,949	-

	US$ 215,834	US$ 11,826

Short-term investments

Brazilian Interbank Deposit – “CDI”	US$ 2,592	US$ 222,209

5. Related Party Transactions

The Company and Embratel, executed a Memorandum of Understanding that outlines the business model for offering an Embratel voice product to current and potential Company’s subscribers under revenue sharing for using the Company's bidirectional network. On implementing this business model, the Company is providing integrated video, broadband and voice (triple play) services. Revenue arising from this service amounted to US$ 1,433 for the three-month period ended March 31, 2007.

During the three-month period ended March 31, 2007, the Company negotiated to receive from Embratel – Empresa Brasileira de Telecomunicações S.A. the amount of US$ 1,514 related to rental of new fiber optics implanted after the agreement between both parties and also received an advance payment in the amount of US$178 for the rental of the fiber optics that was previously implanted in the Company network. The amounts received in advance were deferred and are recognized monthly based on the rental terms of 10 years.

Other transactions involving the Company and companies related to Embratel Participações S.A, such as: link vírtua, voice channel, fixed telephone and click 21, are registered at prices believed to be at market conditions. The amounts paid to Embratel Participações S.A. for these services totaled US$7,900 and US$2,976 during the three-month period ended March 31, 2007 and 2006 respectively.

The Company’s programming guide is produced by Editora Globo S.A., a publishing company related to Globo at rates believed to be at market value. The amounts paid to Editora Globo S.A. during the three-month period ended March 31, 2007 and 2006 were US$1,420 and US$1,510, respectively.

6. Estimated Liability for Tax, Labor and Civil Claims and Assessments (Continued)

The balance in the estimated liability for tax, labor and civil claims and assessments is comprised as follows:

	March 31, 2007	December 31, 2006

Tax related matters	US$ 258,723	US$ 249,081
Labor related claims	9,407	8,327
Civil related claims	12,580	12,208

Total	US$ 280,710	US$ 269,616

No significant changes have occurred in the Company’s estimated liability for tax, labor and civil claims and assessments since December 31, 2006.

7. Stockholders’ Equity

As a result of certain ownership reorganization at its controlling stockholder level, on August 31, 2001, the Extraordinary Stockholders meeting approved the down-stream merger of Globotel Participações S.A. With this merger, Net Serviços succeeded the merged Company in the right of amortizing for Brazilian local statutory and tax purposes a premium of US$156,515 generated at the acquisition of its ownership in Net Serviços and certain of its subsidiaries. The amortization of this premium for local statutory purposes results in future tax benefit for Net Serviços and its subsidiaries over an estimated period of up to six years. On February 1, 2007, the Company’s Board of Directors approved a capital increase with the subscription of 1,146,354 common and 1,881,774 preferred shares in the amount of US$ 32,930 as compensation to the fiscal benefit contributed by the stockholders originating from the merger of Globotel Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.